OLD NATIONAL BANCORP®

NASDAQ: ONB

oldnational.com

Old National Bancorp To Acquire
LSB Financial Corp.
June 4, 2014
Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LSB Financial Corp.
Commission File No.: 000-25070
A Winning Combination

Lynell Walton Investor Relations Old National Bancorp

Additional Information for Shareholders of LSB Financial Corp.
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National
Bancorp (“Old National” or “ONB”) will file with the Securities and Exchange Commission (“SEC”) a
Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB” or
“LSBI”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus
regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old
National and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the heading “About” and then under the heading “Investor Relations”
Old National and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger.
Information about the directors and executive officers of Old National is set forth in the proxy statement for
Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14,
2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for
LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.
Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Additional Information for Shareholders of United Bancorp, Inc.
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National
Bancorp (“Old National” or “ONB”) has filed with the Securities and Exchange Commission (“SEC”) a
Registration Statement on Form S-4 (Registration Statement No. 333-193868) that includes a Proxy Statement of United Bancorp, Inc. (“United” or “UBMI”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective May 15, 2014. Shareholders are urged to read the Registration Statement and the Proxy
Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor
Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the heading “About Us” and then under the tab “Investor Relations” and then under the tab “SEC Filings.”
Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on
March 14, 2014. Information about the directors and executive officers of United is set forth in United’s
Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Disclosures
Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan, including the proposed acquisitions of United Bancorp, Inc. and LSB Financial Corp.; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention o
f Old National’s internal controls; failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National’s
Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-
looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old
National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

ONB
UBMI(1)
LSBI
Indian Village
West Lafayette
Lafayette
I N D I A N A
T I P P E C A N O E
Lansing
M I C H I G A N
Kalamazoo
Portage
Battle Creek
St. Joseph
Chicago
Coldwater
Sturgis
South Bend
Elkhart
Angola
Goshen
Auburn
Wauseon
Defiance
Bowling Green
Plymouth
Warsaw
Winamac
Rochester
Fort Wayne
Rensselaer
U N I T E D   S T A T E S
Bluffton
Logansport
Wabash
Lima
Kenton
Pekin
Normal
Paxton
Rantoul
Wapakoneta
Kokomo
Hartford City
Sidney
Frankfort
Clinton
Champaign
I L L I N O I S
Anderson
Piqua
Urbana
Troy
Newport
New Castle
Springfield
Richmond
Dayton
Beavercreek
Sullivan
Mattoon
Charleston
Terre Haute
Greencastle
Greenwood
Hamilton
Middletown
Marshall
Hillsboro
Toledo
Columbus
Fairfield
Cincinnati
Vandalia
Effingham
Robinson
Greenville
Louisville
Bedford
Georgetown
Salem
Flora
Maysville
Mount Vernon
Fairfield
Petersburg
Jasper
English
Vanceburg
Flemingsburg
Frankfort
McLeansboro
Carmi
Lexington
West Frankfort
Valley Station
Hawesville
Radcliff
Rockport
Owensboro
Elizabethtown
Hartford
Golconda
Madisonville
K E N T U C K Y
Greensburg
Brownsville
Columbia
Burning Springs

Old National Bancorp to Acquire LSB Financial Corp.
Expansion in Lafayette is a key part of
ONB’s strategy.
Consistent with ONB’s goal of
transforming the franchise into higher
growth markets
Significantly enhances ONB’s
presence in the strong college market
with a #3 pro forma deposit market
share ranking
LSB (NASDAQ: LSBI), the largest bank
headquartered in Lafayette, offers 5
branches and $312 million of deposits in
Lafayette, Indiana, more than doubling
ONB’s presence in the area.
(1)  Pending branches from UBMI transaction

Cargill

ALCOA

SUBARU

TRW

PURDUE UNIVERSITY

WABASH NATIONAL

CATERPILLAR

EVONIK INDUSTRIES

TATE & LYLE

FAIRFIELD GEARED FOR EXCELLENCE

StateFarm

1 Excluding Chicago-Naperville-Elgin IL-IN-WI, Cincinnati OH-KY-IN and Louisville/Jefferson County KY-IN MSAs
2 Tippecanoe county employment figures as of January 28, 2014
Using U.S. census data, SNL Financial FDIC Summary of Deposits data as of June 30, 2013
2
nd
fastest household growth in Indiana
5
th
most populated in Indiana
1
with 207k
8
th
out of 184 in Forbes’ “2013 Best Small Places for
Business and Careers”
Recently selected by GE to house a $100 million jet
engine assembly factory
Top Employers
2
:
–
Purdue University – 15,612
–
Subaru of Indiana – 3,700
–
Wabash National – 3,323
Notable business operations in Lafayette
Projected HHI & Pop. Change ’13-’18
Lafayette MSA
Branches Deposits Mkt. Share
1 JPMorgan Chase & Co. 6 $541,594 20.1%
2 First Merchants Corp. 10 493,776 18.4%
3 Pro Forma 8 384,137 14.3%
3 Regions Financial Corp. 8 358,511 13.3%
4 LSB Financial Corp. 5 314,955 11.7%
5 Salin Bancshares Inc. 7 152,581 5.7%
6 Huntington Bancshares Inc. 3 131,237 4.9%
7 Lafayette Community Bancorp 4 130,852 4.9%
8 Farmers and Merchants Bancorp 2 96,173 3.6%
9 First Financial Bancorp. 4 93,126 3.5%
10 Fifth Third Bancorp 4 87,493 3.3%
11 Benton Financial Corp. 2 77,733 2.9%
12 Old National Bancorp 3 69,182 2.6%
Market Total 70 2,690,656
Lafayette-West Lafayette, IN MSA
16.1%
19.2%
21.1%
23.6%
3.6%
2.8%
2.1%
4.6%
US Midwest Indiana Lafayette
HHI    Pop.
HHI    Pop. HHI    Pop. HHI    Pop.

Bob Jones President and CEO Old National Bancorp

Transaction Highlights
• 2.269 common shares
1
of ONB + $10.63 per share in cash (fixed) for each common share of LSBI
• Approximately 75% stock / 25% cash
• Assumes 3.6 million shares of ONB common stock issued
• Expected to be immediately accretive in 2015 by approximately $7.5 million, or $.03 per share
• Modest tangible book value dilution of approximately 2% expected at closing, inclusive of $8.2 million of pre-tax merger and acquisition charges
• Projected capital ratios exceed “well-capitalized” guidelines
• Expected to create goodwill and intangibles of approximately $43.0 million
• No additional common equity raise necessary
• Transaction anticipated to close mid to late 4Q14, subject to regulatory and LSBI shareholder approval and other customary closing conditions
• Approximately 40% of non-interest expense, or $4.4 million on a pre-tax basis, expected to be fully achieved in 2015
1
The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.
2
Includes the in-the-money value of the outstanding stock options.
3
See Appendix for Non GAAP Reconciliation
Modeling assumes merger and acquisition charges to be booked in 4Q14
Consideration
Financial Impact
Operating
Efficiencies
Capital
Closing
• Loan credit mark estimated at $11.7 million, or 4.5% of total gross loans
• Loan interest rate mark estimated at $13.0 million, or 5.0% of total gross loans
Loan Mark
Deal Value
• $41.67 per LSBI share, or approximately $66.7 million in the aggregate
2
, assuming an ONB price
of $13.68 (closing price as of June 3, 2014)
• 13.0x LTM earnings with cost savings
• 158% price / tangible book value
3
(3/31/14)

Transaction Rationale
Compelling
Strategic
Rationale
• Meaningful extension in Lafayette that strengthens ONB’s overall Indiana footprint by reinforcing its high-quality markets
• Adds 5 full-service branches with $312 million in deposits and $261 million in loans
2
• Further distances ONB from the $10B Durbin threshold with over $11.6B in pro forma assets at close
• Well-defined, achievable operating efficiencies that drive enhanced operating leverage and profitability
Financially
Attractive
• Allows Old National to prudently and accretively deploy excess capital, based upon conservative assumptions
• Approximately $7.5 million, or $.03 per share, accretive to 2015 earnings
• Tangible book value dilution of approximately 2% at closing
• Tangible book value earn back period of approximately 5 years
3
(inclusive of acquisition costs)
• Internal rate of return exceeds internal hurdle
Low Risk
Opportunity
• Comprehensive due diligence completed, including extensive credit review
• In-market transaction with an established and complementary customer base and business mix
• Retention of key management members
• Positive relationship with Lafayette management and board
Financial data as of March 31, 2014, per SNL Financial and Company documents
Modeling assumes merger and acquisition charges to be booked in 4Q14
Consideration of 2.269 common shares
1
of ONB + $10.63 per share in cash (fixed) for each common share of LSBI
Implied Transaction value of approximately $41.67 per LSBI share and $66.7 million in the aggregate, assuming ONB price of $13.68 (closing price as of June 3, 2014)
1
The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.
2
Excludes loans held for sale
3
Defined as the number of years for pro forma TBV per share to exceed stand-alone projected TBV per share, inclusive of acquisition costs

Covering Durbin
Anticipated 2015 earnings per share accretion from recent acquisitions
1
:
Tower Financial Corp.  $.08 to $.10
United Bancorp            $.06
LSB Financial Corp.     $.03
Durbin amendment expected to impact earnings $.04 to $.07 per share after-
tax on an annualized basis
Actual 2015 Durbin impact expected to impact earnings $.02 to $.04 per share after-tax (due to July 1
st
, 2015 effective date)
$.17 to $.19 cumulative accretion
Our recent acquisitions are expected to cover our
anticipated Durbin impact
1 Anticipated earnings accretion at each respective deal’s announcement date

Summary
ONB has a proven track record of performance
Last four bank deals met or exceeded expectations on expense saves, internal rate of return, earnings per share accretion, credit performance and tangible book value earn back
Financially attractive
– Meaningful earnings accretion expected while retaining strong capital position
– Achievable cost saves expected
– Revenue potential (not built into model) from Wealth Management and
Insurance
Efficient use of capital
Integration experience and retention of key management minimizes execution risk
Strategic fill-in of attractive Lafayette market expected to enhance franchise value

Old National Bancorp Thank You Q&A

Old National Bancorp Appendix

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22
branches
Purchased 182 + 23 pending Sold 22 Consolidated 128
Acquired Tower
Financial –
Enhancing Ft.
Wayne, IN
presence April,
2014
Pending
acquisition of
United
Bancorp –
Entry into
Ann Arbor, MI
2014
Consolidation
of 3 branches
Pending
acquisition of
LSB Financial
Corp.,
Lafayette, IN
Transforming Old National’s Landscape

MICHIGAN
OLD NATIONAL BANK
We are proud to serve
these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY
Marion
Portland
Covington
Hillsboro
Danville
Tilton
Rockville
Clinton
Carmel
Fishers
Indianapolis
Greenwood
Anderson
Farmland
Union City
Greencastle
Terre Haute
Marshall
Bloomington
Lawrenceville
Bicknell
Loogootee
Vincennes
Shoals
Washington
Paoli
Mt Carmel
Mt Vernon
Princeton
Jasper
St Anthony
Oakland City
Ferdinand
Crossville
Carmi
Boonville
Newburgh
Evansville
Tell City
Rockport
Louisville
De Soto
Murphysboro
Carterville
Harrisburg
Carbondale
Marion
Henderson
Owensboro
Morganfield
Madisonville
Central City
Greenville
Beechmont

OLD NATIONAL BANK
We are proud to serve
these communities:
Brighton
Kalamazoo
Battle Creek
Paw Paw
Portage
Jackson
Dexter
Ann Arbor
Saline
Benton Harbor
St Joseph
Brooklyn
Manchester
MICHIGAN
Clinton
Tecumseh
Monroe
Manitou Beach
Adrian
Dundee
Niles
Constantine
Hudson
Blissfield
Morenci
Granger
South Bend
Elkhart
Mishawaka
Warsaw
Fort Wayne
INDIANA
OHIO
W Lafayette
Lafayette
Marion
Williamsport
Attica
Portland
Covington
Muncie
Union City
Hillsboro
Noblesville
Yorktown
Farmland
Danville
Westfield
Winchester
Carmel
Anderson
Losantville
Rockville
Zionsville
Fishers
ILLINOIS
Clinton
Broad Ripple
Brownsburg
Indianapolis
Richmond
Greencastle
Avon
Greenwood
West Terre Haute
Plainfield
Terre Haute
Franklin
Marshall
Ellettsville
Columbus
Batesville
Bloomington
North Vernon
Seymour
Bedford
Brownstown
Madison
Lawrenceville
Bicknell
Loogootee
Austin
Vincennes
Shoals
Salem
Washington
Paoli
Mt Carmel
Mt Vernon
Jasper
Princeton
Huntingburg
St Anthony
Ferdinand
Ft Branch
Darmstadt
Boonville
Carmi
Newburgh
Tell City
Mt Vernon
Evansville
Rockport
Louisville
De Soto
Murphysboro
Carterville
Harrisburg
Carbondale
Marion
Henderson
Owensboro
Morganfield
KENTUCKY
Madisonville
Central City
Greenville
Beechmont

16 2004 2014 16 Transforming Old National’s Landscape Pending UBMI and LSBI locations

Lake Michigan
Milwaukee
Chicago
Lake Michigan
Milwaukee
Chicago

- New markets since 2004
Per SNL Financial
2014 map includes pending UBMI locations
Market
MSA Population
Adding Markets with Greater Populations
2004
Bloomington, IN
162,131
Kalamazoo, MI
328,709
South Bend, IN
319,575
Indianapolis, IN
1,913,665
>50k <50k
Counties with Populations
Columbus, IN
77,943
Ft. Wayne, IN
421,029
Lafayette, IN
205,437
Louisville, KY
1,247,256
Ann Arbor, MI
348,690
2014

An Experienced Acquirer
Partner
Monroe Integra Bank
Indiana
community
BofA - 24
Branches
Tower
Financial
United
Bancorp¹
Deal Type Traditional FDIC-Assisted Traditional Branch Deal Traditional Traditional
Principal Geography
Bloomington,
IN
Evansville, IN
Columbus, IN /
I-65 Corridor
Southwest MI /
Northern IN
Fort Wayne, IN Ann Arbor, MI
Purchase Price $84 NM $79 $23 $108 $173
Total Assets $838 $1,900 $985 $756 $681 $919
% Stock Consideration 100% NM 100% 0% 71% 80%
Announce Date 10/6/2010 7/29/2011 1/25/2012 1/9/2013 9/10/2013 1/8/2014
Close Date 1/1/2011 7/29/2011 9/15/2012 7/12/2013 4/25/2014 Early 3Q14
Cost Saves 30% 75% 35% N/A 35% 32%
Credit Mark 5.5% to 6.5% N/A 12.0% N/A 10.2% 8.6%
Interest Rate Mark 3.0% N/A 4.4% N/A 3.8% 3.5%
EPS Accretion (First Full Year) $.06 to $.07 $0.23 $.06 to $.08 $.03 to $.05 $.08 to $.10 $0.06
Deposit Premium 5.5% 1.0% 1.6% 2.9% 9.7% 13.0%
At deal announcement date
$ in millions
1
Anticipated closing early 3Q14
NM = Not Meaningful

MMDA & Sav.
30.7%
Retail
33.3%
Jumbo
5.6%
Non-int.
bearing
14.1%
NOW & Trans.
16.2%
MMDA & Sav.
73.2%
Retail
10.3%
Jumbo
3.8%
Non-int.
bearing
7.6%
NOW & Trans.
5.1%
1-4 Family
35.5%
Multifamily
2.1%
CRE
19.7%
C&D
2.8%
Farm & Ag.
4.5%
C&I
17.2%
Cons. & Other
18.2%
Balance Sheet Mix as of March 31, 2014
Old National LSBI Pro Forma
Old National LSBI Pro Forma
Per SNL Financial/company documents as of March 31, 2014, including Tower and pending United transactions
1-4 Family
35.9%
Multifamily
2.8%
CRE
20.0%
C&D
2.8%
Farm & Ag.
4.4%
C&I
16.7%
Cons. & Other
17.4%
1-4 Family
44.2%
Multifamily
18.8%
CRE
28.3%
C&D
1.8%
Farm & Ag.
2.5%
C&I
4.0%
Cons. & Other
0.4%
MMDA & Sav.
71.7%
Retail
11.1%
Jumbo
3.8%
Non-int.
bearing
7.8%
NOW & Trans.
5.5%

Estimated Merger and Acquisition Charges
HR-related expenses $2.6
Processing and communication expense 3.8
Professional fees 1.0
Occupancy expense .4
Marketing .4
Total estimated merger and acquisition charges1
$8.2
$ in millions, pre-tax
1 Modeling assumes merger and acquisition charges to be booked in 4Q14

Non GAAP Reconciliation
Deal Price Per Share to LSBI’s TBV
GAAP Shareholders’ Equity at March 31, 2014 $41,283
Deduct: Goodwill and Intangibles 0
Tangible Common Shareholders’ Equity 41,283
Common Shares Issued and Outstanding at Period End 1566.9
Tangible Common Book Value at March 31, 2014 $26.35
Deal Consideration Per Common Share $41.67
Price to Tangible Book Value 158%
$ in millions
Per SNL Financial based on LSBI company filings

ONB’s Peer Group
1st Source Corporation SRCE Heartland Financial USA, Inc. HTLF
BancFirst Corporation BANF IBERIABANK Corporation IBKC
BancorpSouth, Inc. BXS MB Financial, Inc. MBFI
Bank of Hawaii Corporation BOH Park National Corporation PRK
Chemical Financial Corporation CHFC Pinnacle Financial Partners, Inc. PNFP
Commerce Bancshares, Inc. CBSH Prosperity Bancshares, Inc. PB
Cullen/Frost Bankers, Inc. CFR Renasant Corp. RNST
F.N.B. Corporation FNB S&T Bancorp, Inc. STBA
First Commonwealth Financial Corporation FCF Susquehanna Bancshares, Inc. SUSQ
First Financial Bancorp. FFBC Trustmark Corporation TRMK
First Interstate BancSystem, Inc. FIBK UMB Financial Corporation UMBF
First Merchants Corporation FRME United Bankshares, Inc. UBSI
First Midwest Bancorp, Inc. FMBI Valley National Bancorp VLY
FirstMerit Corporation FMER WesBanco, Inc. WSBC
Fulton Financial FULT Wintrust Financial Corporation WTFC
Glacier Bancorp, Inc. GBCI
Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB

Old National Investor Relations Contact
Additional information can be found on the
Investor Relations web pages at
www.oldnational.com
Investor Inquiries:
Lynell J. Walton, CPA
SVP – Director of Investor Relations
812-464-1366
lynell.walton@oldnational.com